UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On March 26, 2026, NetDragon Websoft Holdings Limited ("NetDragon"), the controlling shareholder of Mynd.ai, Inc. (“Mynd”), released its annual financial results for the year ended December 31, 2025 in accordance with applicable Hong Kong regulatory requirements. NetDragon's financial results can be found at https://www1.hkexnews.hk/listedco/listconews/sehk/2026/0326/2026032601928.pdf.

Given NetDragon’s ownership in Mynd, such financial information includes certain financial and business information regarding Mynd and its performance for the fiscal year 2025.

Mynd intends to file its Annual Report on Form 20-F, which will contain its full audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, by April 30, 2026, as permitted by the Securities and Exchange Commission.

The link to NetDragon’s release is only included herein for informational purposes and shall not be considered incorporated by reference into this Report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By:	/s/ Arthur Giterman
	Name:	Arthur Giterman
Date: March 26, 2026	Title:	Chief Executive Officer & Chief Financial Officer